April 26, 2016	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

By EDGAR and by hand

Coy Garrison
Special Counsel
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20059

Re:	Vaulted Gold Bullion Trust/Draft Registration Statement on Form S-1
Submitted March 23, 2016/CIK No. 0001593812

Dear Mr. Garrison:

On behalf of our client, Vaulted Gold Bullion Trust (the “Trust”), and Bank of Montreal, the depositor of the Trust (“Bank of Montreal”) we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) an amendment to the above-mentioned draft registration statement (referred to herein as “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on April 21, 2016.

Below, we identify in bold the Staff’s comment and note in regular type our response.

General

1.
We note that the Bank of Montreal maintains a website at the URL www.bmogold.com and that the website discusses the offering of the receipts.  As there is no registration statement publicly filed, please provide us with an analysis as to the treatment of this communication for purposes of Section 5 of the Securities Act

It is our view that, given the absence of any marketing initiatives designed to encourage or direct attention to the Trust’s website, the Trust’s website alone would not constitute an “offer”1 of the Trust’s gold deposit receipts (“Gold Deposit Receipts”) under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).  We understand that the term “offer” generally has been interpreted broadly under the federal securities laws to include any communication that conditions the market or arouses public interest in a company’s securities.  However, we do not believe that the Trust website when viewed on its own is the type of communication that is intended to attract interest in the offering of Gold Deposit Receipts.  In the absence of any marketing initiative intended to direct prospective investors or broker-dealers to the site, the site would not be likely to garner interest.  In its analysis of communications, the Commission traditionally has focused on both the content of the communication and the use of the communication.  In this case, and for the reasons detailed below, we do not believe that the website would constitute an “offer.”

1 See 15 U.S.C. § 77b(a)(3) (“The term ‘offer to sell’, ‘offer for sale’, or ‘offer’ shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”).

Coy Garrison
April 26, 2016
Page Two

Once an understanding was reached with the Staff that the prior registration statement relating to the offer of Gold Deposit Receipts was to be withdrawn, Bank of Montreal removed from the website that registration statement.  As discussed with the Staff in prior exchanges, Bank of Montreal did not undertake and has not undertaken any organizational activities on the Trust’s behalf and the Trust did not commence and has not commenced business.  However, the Trust was required to file periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has timely filed such reports for over a year.  These reports contain information that is similar in content to the information that is available on the website.

As a result of the uncertainties regarding the structure of the offering of the Gold Deposit Receipts, the time required for receipt of the Commission’s comments on the new registration statement, and the time required for receipt of certain exemptive relief from the application of Regulation M, Bank of Montreal has not engaged in any substantive conversations with broker-dealers regarding the offering of Gold Deposit Receipts for quite some time.  Bank of Montreal responds to inquiries from broker-dealers and registered investment advisers on the status of the Trust and advises them during such conversations that the program is not active.  Therefore, there has been no activity designed to create interest in the offering; any activity in recent months has been responding to inquiries on the status of the program.

Coy Garrison
April 26, 2016
Page Three

Given the novelty of the Gold Deposit Receipts (as a financial instrument) Bank of Montreal prepared various educational materials that explain what a “Gold Deposit Receipt” is, how a holder would receive gold bullion, the delivery features and related matters.  We regard the materials that Bank of Montreal has prepared, such as the FAQs, to be educational in nature and not specific to a proposed offering.  The materials do not reference a dollar amount of offered securities nor a commencement date for an offering.  In this regard, we would draw an analogy to the Commission’s views regarding factual business information and the distinction drawn by the Commission between communications regarding factual information and offering related communications.  The Rule 168 safe harbor permits reporting companies to communicate factual business information, including information about its products, without being deemed an “offer,” provided certain conditions are met.2  The Rule 168 safe harbor specifically addresses factual business information contained in materials filed with the Commission pursuant to the Exchange Act as a communication that will not be deemed an offer.3  The Commission has provided further guidance noting that a company may communicate with the public through its website “as long as the subject matter of the communications is limited to ordinary-course business and financial information, which may include…advertisements concerning the issuer’s products and services.”4  The Commission has noted that “[a] non-reporting [company] that has established a history of ordinary course business communications through its website should be able to continue to provide business and financial information on its site consistent with [the] original guidance.”5 Likewise, on August 6, 2015, in Staff Compliance and Disclosure Interpretations, the Staff of the Commission affirmed that “factual business information,” including information about a company’s products, may be disseminated widely without contravening Section 5 under the Securities Act, where such information “does not condition the public mind or arouse public interest in a securities offering.”6  We would consider the Gold Deposit Receipts, representing gold bullion, to be akin to a product of the Trust and the communications on the website to be ordinary course communications about the features of the Gold Deposit Receipts.

We also have considered the history and use of the website.  The site has been in place for approximately 14 months, since February 2015, and, but for the posting of the prior effective registration statement and the subsequent removal of the registration statement, there have been no changes to the website, nor has there been any activity that would or could suggest an intention on the issuer’s part to create interest in an offering through use of the site.7  The generic information posted about the characteristics of Gold Deposit Receipts are, in our view, akin to product descriptions.  We note that general educational materials that provide information about particular types of financial products often are made available on general access websites that are not viewed by the Commission as “offers.”  In fact, in connection with Securities Offering Reform, the Commission acknowledged that “[t]oday’s markets include a growing number of increasingly complex securities where written communications, such as detailed term sheets, will enhance significantly the offering process for the benefit of investors.”  We are not suggesting that the materials on the website or that the website itself ought to be viewed as “term sheets,” but rather noting that in the course of the last decade, there has been an increasing recognition by the Commission of the utility of materials that explain the features of complex securities.

2 See 17 C.F.R. § 230.168; see also 17 C.F.R. § 230.163A (providing a safe harbor from the definition of “offer” for “any communication made by or on behalf of an issuer more than 30 days before the date of the filing of the registration statement that does not reference a securities offering that is or will be the subject of a registration statement,” if the issuer takes reasonable steps to prevent further distribution of the communication during those 30 days).  If it were determined that the Rule 168 safe harbor were inapplicable to the Trust and the Trust had to rely on the Rule 163A safe harbor, the Trust would endeavor to remove the materials promptly from its website 30 days before the public filing.
3 See Securities Offering Reform, Securities Act Release No. 33-8591 (Aug. 3, 2005); 17 C.F.R. § 230.168(b)(1).
4 See Use of Electronic Media, Securities Act Release No. 33-7856 (May 1, 2000).
5 Id.
6 See Compliance and Disclosure Interpretations, Question Nos. 256.23-256.24 (Aug. 6, 2015).
7 One element of the Rule 168 safe harbor, which we reference by analogy, requires that the factual business information be regularly released, which the Commission has explained to require “the issuer to have some track record of releasing the particular type of information.”  As the Commission stated that “[o]ne prior release or dissemination could establish this track record,” the Trust’s website that has remained unchanged for approximately 14 months should satisfy the “regularly released” element of the Rule.

Coy Garrison
April 26, 2016
Page Four

Even if one were to take a different view regarding the substance of the information on the website, as noted above, a determination as to whether the website and the posted materials constitute an “offer” also would require consideration of the timing and use of the website in order to assess whether the communication was designed to condition the market.  The website has been in existence and virtually unchanged for a substantial period of time—it was not prepared or readied in connection with the submission of this new registration statement. The Commission appears to have recognized at the time of Securities Offering Reform that communications made some time before the commencement of an offering (the “filing” of a registration statement) would not pose the type of “gun jumping” concerns that might arise with offering related communications made in close proximity to the commencement of an offering.  We believe it is safe to say that the “commencement” of the offering is more than 30 days away.

Finally, one might question whether the fact that certain of the materials posted on the website and pages from the website were filed by the issuer as free writings would affect our Section 5 analysis.  We note that the materials were shared on a supplemental basis with the Commission as early as mid-2014 and filed with the Commission in 2015 after discussions with the Staff regarding their possible intended use at that time.  The materials have been posted and have remained static postings on the website since 2015 and the mere maintenance of the site should not be viewed as giving rise to any more recent “republication” that would call into question whether the content or use constitutes “gun-jumping.”  We would be pleased to discuss our views on this matter with the Staff.

2.
We note that the indicative price of a receipt will be available to the public on the Trust’s website and that indicative intra-day prices will be available via BMOEGLDR Index Go. Please revise your disclosure throughout to definitively explain how investors will be able to obtain the actual price of a receipt before committing to purchase.

Coy Garrison
April 26, 2016
Page Five

Before making a purchase commitment, an investor will receive the price information orally from the investor’s broker-dealer.  The investor may view indicative pricing information through the website maintained for the Trust as well as through the Bloomberg page.  Oral conveyance of time of sale information is commonly accepted as a means of transmitting final pricing information where a price range has been made available.  The website maintained for the Trust and the Bloomberg page provide that price range information.

3.
We refer to your disclosure relating to the determination of the bid price at which an investor can redeem for cash on page 38. Please revise your disclosure throughout to clarify, if true, that BMO Capital Markets Corp., in relation to calculating the public offering price of a receipt, will determine the prevailing interbank spot price of gold by reference to one of the multi-contributor systems, such as Reuters, Bloomberg, and Electronic Brokering Services without adjustment or modification.

We have revised the disclosure to indicate that there are no adjustments or modifications.  We note that the Staff issued this comment twice before, including in the Staff’s comment letter dated March 2, 2014 and the letter dated August 12, 2014.  For your reference those letters and the responses are provided supplementally.

4.
Please revise your Summary of Gold Deposit Receipts and Redemptions of Gold Deposit Receipts for Gold Bullion; Sales for Cash sections to clarify that Authorized Participants or other broker-dealers may charge additional fees to holders of Gold Deposit Receipts that wish to redeem for cash or physical gold, per your risk factor disclosure on page 14.

We have revised the Summary in order to indicate that Authorized Participants or other broker-dealers may charge fees in connection with sales for cash or redemptions for gold.

Registration Statement Cover Page

5.
We note your disclosure on the registration statement cover page that you are registering an indeterminate amount of securities to be sold by BMO Capital Markets Corp. in market-making transactions. Please reconcile this statement with your disclosure on page 53 that BMO Capital Markets Corp. does not intend to engage in market-making transactions in the Gold Deposit Receipts. Please also remove the reference to “indeterminate amount of securities” and confirm that you are registering $500 million of gold deposit receipts.

Coy Garrison
April 26, 2016
Page Six

We have removed the outdated reference to market-making transactions.

6.
We note your footnote 3 to the registration statement cover page that you are relying on Rule 415(a)(6) to include unsold securities from the registrant’s previous registration statement.  However, you appear to be relying on Rule 457(p). Please revise or advise why you believe it is appropriate to rely upon Rule 415(a)(6).

We have revised the footnote disclosure to indicate reliance on Rule 457.

Prospectus Cover Page

7.
We note your disclosure that the public offering price will be “based on” the prevailing interbank spot price, plus a deposit fee, plus varying sales commissions depending on the class of receipt purchased.  Please confirm that there are no additional adjustments that may be made to the public offering price by BMO Capital Markets Corp., any participating broker-dealer, or any other entity involved in the distribution of the receipts. To the extent there are any additional adjustments that may be made to the public offering price, please clearly explain them.

As noted above in response to the Staff’s comment 4, we have revised the disclosure to indicate that there are no adjustments or modifications.

8.
We note that the Distribution Agreement does not create an obligation on BMO Capital Markets Corp. to purchase any receipts.  However, we also note your disclosure on the prospectus cover page that BMO Capital Markets Corp. “will purchase for resale a set amount of Gold Deposit Receipts.” Please revise this disclosure on the prospectus cover page to state briefly the nature of the underwriting agreement and the obligation of the underwriters to take the receipts.

The Distribution Agreement, like most for continuous offering programs, contemplated agency or principal transactions.  We have revised the Distribution Agreement to indicate that transactions will be made on a principal basis.

Use of Proceeds, page 22

9.
In your amended filing, please address how sales fees received as a result of issuing Class A and Class F Gold Deposit receipts will be handled.  Also, tell us how you will reflect these sales fees within your financial statements.  Cite all relevant accounting literature within your response.

Coy Garrison
April 26, 2016
Page Seven

We refer you to the letter addressed to Shannon Sobotka, copying Coy Garrison, dated October 31, 2014, filed with the Commission addressing the very same accounting issues that are raised here.  For your reference, we are supplementally providing you with that correspondence.  We note that there were four conference calls held with the Staff and representatives from Morrison & Foerster LLP, Bank of Montreal and Bank of Montreal Capital Markets Corp on these matters, which calls took place in October 2014.

About the Trust, page 23

10.	Please revise your disclosure on page 24 to accurately disclose the file number for Bank of Montreal’s public reports filed with us: 001-13354.

We have revised the file number.

Legal Matters, page 54

11.
Please revise this section to reference counsel’s opinion with respect to the statements under the risk factor “There is no assurance that your investment in the Gold Deposit Receipts will be subject to protection by the Securities Investor Protection Corporation.”

We have revised the Legal Matters section to reference our opinion noted in the risk factor.

**************

We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments.  Please call with any questions.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo